# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adagene Inc., CIK 0001818838
CUSIP: 005329107
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 4F, BUILDING C14, NO. 218, XINGHU STREET, SUZHOU INDUSTRIAL PARK, JIANGSU, China (F4), 00000
Date of event which requires filing of this statement: 03/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002042077

## Reporting persons
- Chernett Jorey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,389,060; shared voting power 0; sole dispositive power 2,389,060; shared dispositive power 0; aggregate amount beneficially owned 2,389,060 (5.1% of the class)
  Comment: Represents Ordinary Shares held by the Reporting Person. There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 005329107 has been assigned to the ADSs of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “ADAG.” Each ADS represents one and one quarter Ordinary Share.

## Item 1. Issuer
Name of issuer: Adagene Inc.
Address of issuer's principal executive offices: 4F, BUILDING C14, NO. 218, XINGHU STREET, SUZHOU INDUSTRIAL PARK, JIANGSU, CHINA, 00000

## Item 2. Person Filing
Name of person filing: Jorey Chernett (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 6222 Indianwood Trail, Bloomfield Hills, MI 48301.
Citizenship: US.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on March 17, 2026, the Reporting Person beneficially owned 2,389,060 Ordinary shares, par value US$0.0001 per share, of the Issuer (the "Shares").
Percent of class:
The aggregate percentage of Shares owned by the Reporting Person is based upon is based upon 58,914,087 of the Issuer's Ordinary Shares outstanding as of June 30, 2025, as set forth in the Issuer's Prospectus filed with the Securities and Exchange Commission on January 9, 2026.

As of the close of business on March 17, 2026, the Reporting Person may be deemed to beneficially own 5.1% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Chernett Jorey: /s/ Jorey Chernett, Jorey Chernett (03/18/2026)